Exhibit 99.1

	3 Months Ended	Year Ended	Year Ended
	3/31/2013	12/31/2012	12/31/2011
Earnings:
Net increase in stockholders’ equity resulting from operations	$80,342	$508,178	$319,453
Income tax expense, including excise tax	3,804	11,172	7,474
Total earnings before taxes	$84,146	$519,350	$326,927

Fixed Charges:
Interest and credit facility fees	$39,347	$142,976	$122,512
Total fixed charges	$39,347	$142,976	$122,512

Earnings available to cover fixed charges	$123,493	$662,326	$449,439

Ratio of earnings to fixed charges	3.1	4.6	3.7

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$(15,004)	$127,453	$3,702
Earnings available to cover fixed charges excluding above	$138,497	$534,873	$445,737
Ratio of earnings to fixed charges excluding above	3.5	3.7	3.6